SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 12)

BROWN-FORMAN CORPORATION

(Name of Issuer)

Class A Common Stock

(Title of Class of Securities)

115637-10-0

(CUSIP Number)

December 31, 2016

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed.

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐Rule 13d-1(d)

CUSIP NO. 115637-10-0

(1)	Names of reporting persons I.R.S. Identification Nos. of above persons (entities only) J. McCauley Brown
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Citizenship or Place of Organization United States of America
Number of shares beneficially owned by each reporting person with:	(5) Sole voting power 6,313,468
(6) Shared voting power 18,286,304
(7) Sole dispositive power 152,620
(8) Shared dispositive power 21,176,852
(9)	Aggregate amount beneficially owned by each reporting person 24,599,772
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions). N/A
(11)	Percent of class represented by amount in Row (9) 14.6%
(12)	Type of reporting person (see instructions) IN

Item 1.

Brown-Forman Corporation

850 Dixie Highway

Louisville, Kentucky 40210

Item 2.

a) Name: J. McCauley Brown

b) Principal Business Address:  850 Dixie Highway

                                                     Louisville, Kentucky 40210

c) United States of America

d) Brown-Forman Corporation Class A Common Stock

e) 0115637-10-0

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a) [    ] Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b) [    ] Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c) [    ] Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d) [    ] Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e) [    ] An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E).

(f) [    ] An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F).

(g) [    ] A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G).

(h) [    ] A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

(i) [    ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

(j) [    ] Group, in accordance with § 240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership.

The number of shares beneficially owned by the undersigned as of December 31, 2016, is as follows:

		Aggregate Number
(a)	Beneficially Owned	24,599,772
(b)	Percent of Class	14.6%
(c)	Sole Voting Power	6,313,468
	Shared Voting Power	18,286,304
	Sole Disposition Power	152,620
	Shared Disposition Power	21,176,852

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [            ].

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Other persons have the right to receive the dividends and the proceeds of sale from certain of the shares for which the undersigned has voting and dispositional control.

The undersigned is one member of a three-member Board of Managers of Avish Agincourt, LLC, a limited liability company holding 18,208,304 shares, or 10.8% of the issued and outstanding Class A Common Stock (the “LLC Shares”). Voting and dispositional control of the LLC Shares is directed by a majority of the members of the Board of Managers. The undersigned has no direct or indirect pecuniary interest in the LLC Shares. Out of a desire for transparency, the undersigned reports beneficial ownership of the LLC Shares.

The undersigned, his siblings and their descendants are parties to a Voting Agreement. The Voting Agreement covers only those shares over which the signatories have complete voting and dispositional control, and such shares constitute less than 5% of the issued and outstanding Class A Common Stock. The Voting Agreement names the undersigned as proxy holder for these shares. The LLC Shares are not subject to the Voting Agreement, and the group created by the Voting Agreement does not consider the LLC Shares to be beneficially owned by the group.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

N/A

Item 8.	Identification and Classification of Members of the Group.

N/A

Item 9.	Notice of Dissolution of Group.

N/A

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a-11.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 10, 2017

/s/ J. McCauley Brown
J. McCauley Brown